U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER
333-150061

CUSIP NUMBER
45773S 108

  X . Form 10-K        . Form 20-F        . Form 11-K    X . Form 10-Q        . Form 10-D        . Form N-SAR        . Form N-CSR

For period ended:  August 31, 2013

      . Transition Report on Form 10-K

      . Transition Report on Form 20-F

      . Transition Report on Form 11-K

      . Transition Report on Form 10-Q

      . Transition Report on Form N-SAR

For the Transition Period Ended:   N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Innocent, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

3280 Suntree Blvd, Suite 150

Address of Principal Executive Office (Street and Number)

Melbourne, FL. 32940

City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

.	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
.	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

.	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s auditor could not complete its review of our company’s financial statements in time to comply with deadline filing requirements.

The Company’s auditor could not complete its review of our company’s financial statements in time to comply with deadline filing requirements of the August 31, 2013 Annual Form 10-K. The Company has limited staffing and extremely limited resources. Accordingly, the Company expects that it will be unable to file its Form 10-K for the Annual Report ended August 31, 2013 within the prescribed period. The delay could not have been avoided without unreasonable effort or expense.

In accordance with Rule 12b-25 of the Securities and Exchange Act of 1934, as amended, the Registrant intends to file the Form 10-K no later than the fifteen calendar following the prescribed due date.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Wayne A Doss	(828)	577-7411
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  X . No      .

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes      . No  X .

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Innocent, Inc.

(Name of Registrant as Specified in Charter)

Innocent, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 2, 2013	By:	/s/ Wayne A Doss
Wayne A Doss